Exhibit 99.1

Disclosure of Transactions in Own Shares

Paris, October 4th, 2018 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from September 27th, 2018 to October 3th, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
27.09.2018	500,000	55.9475	27,973,750	XPAR
28.09.2018	275,000	55.8844	15,368,210	XPAR
01.10.2018	275,000	56.2377	15,465,368	XPAR
02.10.2018	275,000	56.3107	15,485,443	XPAR
03.10.2018	275,000	56.2771	15,476,203	XPAR
Total	1,600,000	56.1056	89,768,973

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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